Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

04 FEB 18 AM 7:21

Group Secretariat

4th February 2004

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

04012896

Dear Sirs

Dairy Farm International Holdings Limited

I enclose for your information a copy of a notification dated 4th February 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

dw 2/18

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Notice of Results
Released	09:06 4 Feb 2004
Number	9887U

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
2003 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2003 of the above Company will be considered is Tuesday, 24th February 2004.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

4th February 2004

www.dairyfarmgroup.com

END

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